* CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN *.

Exhibit 4.26

Execution Copy

CONFIDENTIAL

AMENDMENT TO OPTION AGREEMENT AND AGREEMENT

This Amendment (this “Amendment”) to Option Agreement, dated July 23, 2002, between the parties hereto (the “Option Agreement”) and the Agreement, dated July 23, 2002, between the parties hereto (the “License Agreement”) is made as of April 15, 2004 (the “Date of this Amendment”) by and between Pfizer Health AB (formerly Pharmacia AB), a corporation organized and existing under the laws of Sweden (“Pfizer”), and Celltech Pharmaceuticals Ltd., a corporation organized and existing under the laws of England (“Celltech”).

WHEREAS, Celltech and Pfizer desire to amend certain terms and conditions of the Option Agreement and the License Agreement to effect early exercise of Celltech’s Purchase Option as set forth herein.

NOW THEREFORE, in consideration of the premises and of the mutual covenants and obligations set forth herein, the parties hereto agree as set out below.

1. Definitions. For purposes of this Amendment, all capitalized terms which are used but not defined in this Amendment will have the meanings ascribed to them in the Option Agreement or the License Agreement, as the case may be.

2. Purchase Option. (a) The parties desire to accelerate the completion of the Purchase Option from January 2005 as set forth in Section 2.1 of the Option Agreement to the Date of this Amendment. Therefore, the definition of Purchase Option Closing Date contained in Article I of the Option Agreement is hereby amended so that the Purchase Option Closing Date shall be the Date of this Amendment. For clarity, all references to the Purchase Option Closing Date in the Option Agreement, including without limitation such references in Sections 2.4 (Sale of Remaining Interest) and 3.1 (Royalties owed by Celltech), shall mean the Date of this Amendment; provided, however, the time within which the Remaining Interest Closing Date must occur, as provided by Section 2.4 of the Option Agreement shall be amended to be during the period between six (G) months and twelve (12) months after the Purchase Option Closing Date.

(b) Section 2.7 of the Option Agreement is amended as necessary to reflect the parties’ agreement that they shall use their commercially reasonable efforts to effectuate the transfer of the Product and the Product Proprietary Rights in the Territory within sixty (60) days following the Purchase Option Closing Date and otherwise in accordance with Section 2.7 of the Option Agreement. Without limiting the terms of the Option Agreement, including those terms in Section 2.7 and Exhibit B of the Option Agreement, as soon as practicable after the Purchase Option Closing Date Pfizer shall deliver to Celltech an archived copy of the NDA, confirmation of satisfactory completion of all post-approval commitments, and a copy of the IND, Pfizer shall permit Celltech to engage in discussions with the FDA and * with respect to all regulatory aspects relevant to the manufacture and sale of the Product in the Territory and Pfizer shall cooperate with Celltech to the full extent contemplated by Exhibit B to the Option Agreement.

3. Exercise Price. Section 2.2(a)(i) of the Option Agreement is hereby amended so that the amount due and payable *. For clarity, Sections 2.2(a)(ii) and 2.2(b) of the Option Agreement are not affected by this Amendment.

4. Remaining Interest Purchase. (a) Within six (6) months following the Purchase Option Closing Date, Celltech shall pay to Pfizer *. Such payment shall be credited against the Remaining Interest Purchase Price to be calculated in accordance with Section 2.5 of the Option Agreement; provided, however, that (i) Section 2.5 is amended to provide that the Remaining Interest Purchase Price shall be * and shall be payable in respect of each country within ten (10) calendar days of the date on which the Product and Product Proprietary Rights are transferred to Celltech for such country (each date being a “Country Closing Date”); (ii) in the event that (A) a Governmental Authority provides a final determination that the Product and the Product Proprietary Rights may not be transferred to Celltech or Pfizer shall have breached its obligations under Section 4(b) hereof as of the date that is twelve (12) months after the Purchase Option Closing Date and (B) the aggregate amount payable pursuant to clause (i) as of such date shall be * and (iii) for this purpose Inventory shall mean any and all Product in finished package form in Pfizer’s or its Affiliates’ possession in each country Throughout the World on the Country Closing Date for such country with a Labeled expiration date that is more than eighteen (18) months after such Country Closing Date.

(b) During the period between six (6) months following the Purchase Option Closing Date and twelve (12) months following the Purchase Option Closing Date, the parties shall use their commercially reasonable efforts to effectuate the transfer of the Product and Product Proprietary Rights Throughout the World in accordance with Section 2.7 of the Option Agreement. For clarity, “commercially reasonable efforts” as used in this Section 4(b) as to Pfizer includes, without limitation, providing to Celltech those documents with respect to each jurisdiction Throughout the World that are similar to the documents enumerated in Section 2(b) hereof plus information concerning pricing and pack sizes, and the transitional services set forth on Exhibit B to the Option Agreement in accordance with the terms thereof. Except with respect to * in the event the transfer of the Product and Product Proprietary Rights in any country Throughout the World is not completed by twelve (12) months following the Purchase Option Closing Date despite Pfizer’s commercially reasonable efforts to do so, then Pfizer shall have the right to withdraw the Product in such country in its sole discretion by providing Celltech at least a sixty (60) day written notice. That is, for example, if Pfizer intends to withdraw the Product in a country Throughout the World * at twelve (12) months following the Purchase Option Closing Date, Pfizer must provide such written notice to Celltech no later than ten (10) months following the Purchase Option Closing Date.

5. Section 2.8 of the Option Agreement is amended to provide that Pfizer also grants to Celltech a limited license (i) to sell after the Purchase Option Closing Date all Inventory Labeled with the name “Pharmacia” and (ii) to deplete the inventory of packaging materials supplied pursuant to Section 8 below by packaging and selling Product Labeled with the name “Pharmacia” after the Purchase Option Closing Date; provided, however, such limited license shall expire (i) with respect to Inventory and packaging materials relating to the Territory, * after the date on which the Product and Product Proprietary Rights are transferred in the Territory, and (ii) * after each Country Closing Date with respect to Inventory and packaging materials relating to the applicable country Throughout the World.

6. Regulatory Obligations. Until such time as the exercise of the Purchase Option and the Remaining Interest shall have been closed and the transfer of the Product and Product Proprietary Rights in the Territory and Throughout the World shall have been effectuated in accordance with Section 2.7 of the Option Agreement and this Amendment, Pfizer’s regulatory obligations under the Option Agreement and the License Agreement shall be to continue to provide (a) in each country until such sale has been consummated in respect thereof, (i) the same regulatory services and functions as are currently being provided plus, (ii) if not provided pursuant to clause (i), such other regulatory services and functions as are provided in the License Agreement and this Amendment or are necessary to comply with the laws applicable in such country, including without limitation PSURs, application renewals, responses to regular inquiries on pending or approved indications and safety reporting, and (b) any and all regulatory support required by the Regulatory Plan, as periodically updated in accordance with the terms of the Option Agreement. For clarity, Pfizer shall not be required to provide regulatory support relating to filings or variations for line or indication extensions or any lifecycle enhancement initiatives.

7. Supply Obligations. (a) Sections 5.4 (a) and (b) of the Option Agreement are amended and restated in their entirety as follows:

“5.4 Continued Manufacture by Pfizer. Pfizer shall continue to supply Celltech with Celltech’s requirements for Product not fulfilled from Celltech’s own production facilities until * (the “Supply Term”) in accordance with the terms of Article IV of the License Agreement; provided, however, commencing as of * until expiration of the Supply Term (the “Remaining Supply Term”), Sections 4.3(d) and 4.4 thereof shall not be effective and the purchase price for Product (exclusive of Inventory acquired pursuant to Sections 2.2 and 2.4 of the Option Agreement) purchased by Celltech for sale in the Territory or Throughout the World shall be * (the “Supply Price”). The parties acknowledge and agree that *. For the Remaining Supply Term, Pfizer shall *. At the end of the Remaining Supply Term, Pfizer may adjust the Supply Price, if necessary, *. Such adjustment will be * in the Remaining Supply Term as compared to *. The parties shall make payment of such adjustment amount within ten (10) calendar days of Pfizer’s determination. For clarity, Pfizer shall have no obligation to manufacture or supply the Product after the Supply Term. The parties shall cooperate and use their commercially reasonable efforts to transfer the manufacture of the Product to a

Celltech-designated facility prior to the expiration of the Supply Term.”

(b) Section 8.1 of the License Agreement is hereby amended and restated in its entirety as follows:

“8.1 Term. The term of this Agreement (the “Term”) shall commence on the Effective Date and unless earlier terminated in accordance with this Agreement shall continue until January 31, 2006. The purchase price of the Product for sale in the Territory delivered from January 1, 2005 to January 31, 2006 shall be as set forth in Section 5.4 of the Option Agreement, as amended by the Amendment.”

(c) Section 4.2 of the License Agreement is hereby amended and restated in its entirety as follows:

“4.2 Celltech Product Projections. Celltech shall provide Pfizer with * rolling projections of anticipated requirements of Product by SKU, including Product sample requirements, to assist Pfizer to adequately anticipate and meet Celltech’s requirements for the Territory and Throughout the World. Celltech shall provide such forecast on the first business day of each calendar month. The projections shall be based on Celltech’s reasonable business judgment; provided that (i) Celltech shall always be obligated to purchase the amount forecast * in each forecast and (ii) prior to the Remaining Supply Term, Celltech shall be obligated to purchase the Minimum Required Purchase Amount as provided in Section 4.3(d).”

8. Remaining Inventory. At the expiration of the Supply Term, Celltech shall purchase from Pfizer, and Pfizer shall sell to Celltech, its inventory of materials used solely in the manufacture and packaging of the Product, including without limitation, the active pharmaceutical ingredient of the Product and packaging materials, at Pfizer’s cost; provided, however, except as set forth below, such materials shall be usable in the ordinary course of manufacturing and packaging the Product and, if applicable, have a shelf life of eighteen (18) months or more. Notwithstanding the foregoing, Celltech’s obligation to purchase materials under this Section shall apply even to packaging materials which become obsolete due to Celltech’s actions after the Date of this Amendment (such as Celltech’s decision to change the artwork of packaging materials or Celltech’s failure to order the forecasted quantities). Celltech shall also assume any obligation to purchase active pharmaceutical’ ingredient of the Product under the * Supply Agreement outstanding at the expiration of the Supply Term. Celltech’s obligation to purchase materials under this Section shall be limited to the extent the quantities of the remaining materials are generally consistent with the forecasts submitted by Celltech or other written requests of Celltech.

9. Representations and Warranties. Section 4.2 of the Option Agreement is amended to change the reference date “December 31, 2004” to be “ March 31, 2004.”

10. Confidential Information. For the purposes of Section 7.1 of the Option Agreement, as to the Territory from and after the Purchase Option Closing Date and as to each country Throughout the World from and after the Country Closing Date for such country, Confidential Information of Pfizer with respect to the Product and the Product Proprietary Rights shall be deemed to be Confidential Information of Celltech and Pfizer shall be deemed to be the recipient thereof from Celltech.

11. Entire Agreement. This Amendment together with the Option Agreement and the License Agreement constitute the entire understanding and agreement between the parties hereto and supersede all previous writings and understandings between the parties hereto with respect to the subject matter hereof. No term or provision of this Amendment shall be varied or modified by any prior or subsequent statement, conduct or act of either of the parties hereto, except that the parties hereto may amend this Amendment by written instruments specifically referring to and executed in the same manner as this Amendment. In the event any of the provisions in this Amendment shall be inconsistent with the provisions of the Option Agreement or the License Agreement, as the case may be, the provisions in this Amendment shall govern.

IN WITNESS WHEREOF, the parties hereto have caused their authorized representatives to execute this Amendment as of the date first above written.

CELLTECH PHARMACEUTICALS LTD.

By:	/s/ Peter V. Allen

Name: Peter V. Allen
Title: CFO

PFIZER HEALTH AB

By:	/s/ Thomas Backlund

Name: Thomas Backlund
Title:

By:	/s/ Ulf Arnesson

Name: Ulf Arnesson
Title:

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